Exhibit 1.01

Conflict Minerals Report

Accuride Corporation
For the Year Ended December 31, 2014

This report for the year ended December 31, 2014 is made by Accuride Corporation in compliance with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to their functionality or production (which we refer to herein as our necessary conflict minerals). Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (3TG). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not the trading in those minerals benefits armed groups.

If a registrant knows that any of its necessary conflict minerals originated in the Democratic Republic of the Congo (DRC) or an adjoining country (the Covered Countries) or a registrant has reason to believe that its necessary conflict minerals may have originated in a Covered County, then the registrant must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a specialized disclosure (Form SD) and Conflict Minerals Report (CMR) to the SEC that includes a description of those due diligence measures.

1.	COMPANY OVERVIEW
Accuride Corporation ("Accuride" or the "Company") is one of the largest manufacturers and suppliers of commercial vehicle components in North America.  Accuride's business consists of three operating segments that design, manufacture, and distribute components for the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light-trucks, buses, as well as specialty and military vehicles and their related aftermarket channels, and for the global industrial, mining and construction markets.  The Wheels segment's products primarily consist of steel and aluminum wheels. The Gunite segment's products consist primarily of wheel-end components and assemblies such as brake drums, hubs and automatic slack adjusters.  The Brillion Iron Works segment's products primarily consist of ductile, austempered ductile and gray iron castings, including engine and transmission components and industrial components.  These products are more fully described on Accuride's website, which can be accessed at www.accuridecorp.com/.

The content of any website referred to in this CMR is included for general information only and is not incorporated by reference in this Report.

2.	OUR CONFLICT MINERALS PROGRAM
2.1 Supply Chain
Accuride is many steps removed from the mining of conflict minerals. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The 3TG smelters or refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores. Accuride has conducted an analysis of our products and found that, although we do not directly purchase conflict minerals from our suppliers, in 2014 Accuride purchased products, component parts and materials that contain metals, some of which contain conflict minerals. We rely on our Tier 1 suppliers to provide information on the origin of the conflict minerals contained in components that are included in our products by using the CFSI Conflict Minerals Reporting Template (CMRT), which allows us to perform our Reasonable Country of Origin Inquiry.

2.2 Policy
Accuride has adopted a Conflict Minerals Policy Statement and conflict materials provisions within our Supplier Code of Conduct which are posted on our website under "Conflict Minerals Policy Statement" at http://www.accuridecorp.com/suppliers/conflict-minerals-statement/.

Internal Team
Accuride has established a management system for conflict minerals. Supply Chain / Purchasing, with the support of the Company's legal department, has responsibility for monitoring our suppliers and administering the Conflict Materials Policy.  Our management system also includes a Disclosure Committee comprised of multiple senior executives within the company, including the Company's Chief Financial Officer and General Counsel, which reviews and approves this conflict materials report.

In order to determine whether any Conflict Minerals were necessary to the functionality or production of the products Accuride manufactured during the reporting period covered by this report, the Company formed a due diligence team that (i) surveyed business unit personnel, (ii) reviewed drawings and specifications, (iii) surveyed Company suppliers, and (iv) tested and analyzed certain constituent raw materials and components to its products. As part of this process, Accuride employs a diligence program that surveys suppliers of direct material using the EICC/GeSI CMRT through the iPoint Conflict Minerals Platform.

2.3 Management and Supply Chain Processes, Controls and Due Diligence
Because of the size of our company, the nature of our products and the depth and breadth of our supply chain, it is difficult to identify sources upstream from our direct suppliers.  Accuride engages with its suppliers to understand its products and supply chain.  For this reason, Accuride has implemented a broad supply-chain diligence program that surveys suppliers of direct material (materials that go into the products manufactured by Accuride) using the EICC/GeSI CMRT.

2.4 Grievance and Reporting Mechanism
We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Accuride policies. This is communicated annually in our supplier communications and is listed on our website.

3.	DUE DILIGENCE PROCESS

3.1 Design of Due Diligence
Accuride undertook due diligence to seek to determine whether the conflict minerals used in our products were or were not "DRC conflict free."  Accuride conducts its due diligence measures to be in conformity, in all material respects with the OECD Due Diligence Guidance For Responsible Supply Chains of Minerals From Conflict-Affected And High-Risk Areas (Second Edition) ("the OECD guidance"), a nationally or internationally recognized due diligence framework.  Our design of due diligence measures featured: (1) establishment of internal company management systems; (2) identification and assessment of risks in the supply chain; (3) design and implementation of a strategy to respond to risks as they are identified; (4) support of industry organizations to carry out independent third-party audits of smelters' and refiners' due diligence practices; and (5) preparation of this annual CMR.

3.2 Due Diligence Performed
Supplier Survey Program
Our due diligence measures included conducting a supply-chain survey with Tier 1 production suppliers using the  iPoint Conflict Minerals Platform.  This included use of the CMRT, which contains questions about the facilities used to process these minerals, as well as supplier due diligence. The goal of this activity was to identify, where applicable, the 3TG smelters or refiners who contribute refined conflict minerals to Accuride components and products. The iPoint system of our vendor facilitates disclosure and communication of information regarding smelters or refiners that provide material to a company's supply chain utilizing the CMRT. It includes questions to each production supplier regarding its conflict-free policy, engagement with its direct suppliers, and a listing of the smelters or refiners the company and its suppliers use. In addition, our current standard supplier guidelines also require our suppliers to adopt a policy on the responsible sourcing of minerals, implement due diligence processes to support that policy, and complete and return to Accuride the iPoint conflict materials report.

Survey Responses And Results
The survey for 2014 was primarily conducted through the iPoint Conflict Minerals Platform, and resulted in responses from approximately 89.6% of 87 direct material suppliers for Accuride's Wheels, Gunite and Brillion operating segments, which represented approximately 83% of the direct material spend by these businesses in 2014.  Accuride reviewed the 78 responses received for reasonableness and completeness.  In addition, Accuride engaged in direct communications with suppliers responding through the iPoint platform (or other means) as necessary to attempt to generate a supplier response and/or clarify responses received.

As a result of these multi-faceted efforts, Accuride identified one supplier of one component in each of two products which supplied a conflict material (tin) that could have been sourced from a covered country as an ingredient.  For the one supplier of a component in one of our products, Accuride conducted in good faith inquiry into the smelters and/or country of origin for the tin provided in this product.  The vendor identified two smelters but did not definitely identify the country of origin for the tin.  The vendor could not definitively identify the country of origin for the conflict material.  Accuride conducted a similar inquiry regarding the vendor supplying a component to the other product, receiving an initial survey response for 2014 that did not contain information on smelters and/or country of origin and then followed up with the vendor requesting additional information.  Accuride was not able to obtain any further information from this vendor.

Accuride elected to move during 2014 and 2015 to an alternative certified supplier for each of these respective components.

4.	DETERMINATION
The information received from our due diligence efforts from suppliers or other sources is not sufficient to determine the origin of all 3TG our products contain, whether the 3TG come from recycled or scrap sources, the facilities used to process them, their country of origin, or their mine or location of origin. We have found no reasonable basis for concluding that these refiners, or the other smelters preparing to be audited, sourced 3TG minerals that directly or indirectly finance or benefit armed groups of the conflict region of the Covered Countries.
Based on the information provided by our suppliers, we believe that the facilities that may have been used to process the 3TG minerals in our products include the CFSI compliant smelters listed in Appendix I below.

Based on our due diligence efforts, we do not have sufficient information to conclusively determine the countries of origin of the 3TG minerals in our products or whether the 3TG minerals in our products are from recycled or scrap sources. However, based on the information provided by our suppliers, as well as from the CFSI and other sources, we believe that the countries of origin of the 3TG minerals contained in our products include the countries listed in Appendix II below as well as recycled and scrap sources. Pursuant to the Rule, this report is not subject to an independent private sector audit.

5.	STEPS TO BE TAKEN IN 2015 TO MITIGATE RISK
Accuride plans to undertake the following steps during 2015 to improve the due diligence conducted in order to further mitigate the risk that the necessary conflict minerals in our products do not benefit armed groups in the DRC or adjoining countries, including:

•	Continue to monitor its supply chain in order to remain in compliance with applicable rules and regulations related to Conflict Minerals.
•	Continue to strengthen engagement with relevant suppliers and to provide training, as appropriate, to help them understand and satisfy Accuride requirements on the 3TG mineral Rule.

•	Continue using internal elevation process within our supply chain organization in working (or requiring) with suppliers to obtain required information.

•	Continue to work to define and improve best practices and build leverage over the supply chain.

APPENDIX I

Mineral	Smelter or Refiner Name	Country Location of Smelter or Refiner
Tin	Malaysia Smelting Corporation*	MALAYSIA
Tin	Thaisarco*	THAILAND

*Both smelters are listed on the Conflict Free Sourcing Institute's list of smelters "that are compliant with the relevant Conflict-Free Smelter Assessment Program."  The country location is listed on the CFSI's list.

APPENDIX II

Countries of Origin of Smelters or Refiners May Include:
Democratic Republic of the Congo Rwanda